UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
HOME DIAGNOSTICS, INC.
(Name of Subject Company)
HOME DIAGNOSTICS, INC.
(Name of Person Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
437080104
(Cusip Number of Class of Securities)
Peter F. Ferola, Esq.
Vice President and General Counsel
Home Diagnostics, Inc.
2400 NW 55th Ct.
Fort Lauderdale, Florida 33309
(954) 677-9201
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Clifford E. Neimeth, Esq.	Edwin T. Markham, Esq.
Greenberg Traurig, LLP	Satterlee Stephens Burke & Burke LLP
MetLife Building	230 Park Avenue
200 Park Avenue	New York, New York 10169
New York, New York 10166	(212) 818-9200
(212) 801-9383	emarkham@ssbb.com
neimethc@gtlaw.com
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Home Diagnostics, Inc., a Delaware corporation (the “Company”), hereby amends and supplements Item 8 and Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 11, 2010 by the Company (as hereby amended, the “Statement”).
The Statement relates to the cash tender offer by Nippon Product Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Nipro Corporation, a company organized and existing under the laws of Japan (“Parent”), to purchase all of the issued and outstanding common stock of the Company, par value $0.01 per share, at a price of $11.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the SEC on February 11, 2010, as exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.
Except as amended and supplemented by the information expressly set forth in this Amendment No. 1, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 1.
All capitalized terms used but not specifically defined in this Amendment No. 1 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
Item 8 of the Statement is hereby amended and supplemented by adding the following, beginning at the end of that Item:
Certain Legal Proceedings.
On February 17, 2010 a purported stockholder class action complaint was filed in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida. The complaint, captioned Reliant Equities v. Holley et al, names as defendants the Company, each member of its Board of Directors, Purchaser and Parent. The complaint alleges that (1) the Company’s directors breached their fiduciary duties to the Company’s stockholders, (2) the Company failed to disclose all material facts in the Statement, and (3) Parent and Purchaser aided and abetted the directors’ breaches of fiduciary duties.
The Company believes that the allegations set forth in the complaint described above are wholly without merit and intends to contest them vigorously.
Item 9. Exhibits.
Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit
Number	Document

(a)(6)	Complaint of Reliant Equities, filed in the Circuit Court of the 17th Judicial District in and for Broward County, Florida, dated February 17, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
HOME DIAGNOSTICS, INC.

Name: Joseph H. Capper	By:	/s/ Joseph H. Capper

Dated: February 19, 2010	Title:	President and Chief Executive Officer